Exhibit 99.1

PRIVILEGED & CONFIDENTIAL

Seadrill Response to NSN AHG Proposal

Set forth below is Seadrill Limited’s (“Seadrill’s”) response to the proposal from the ad hoc group of holders of the New Secured Notes (the “NSNs”; the proposal offered, the “NSN AHG Proposal”), which provides significant value to holders of the NSNs (including 11 cents of par value in the form of NSNCo cash)

Subject		NSN AHG Proposal (May 21, 2020)		Seadrill Response (August 15, 2020)

NSN Collateral Turnover	•	All NSN assets to be turned over to holders of the NSNs via transfer of 100% of the equity in NSNCo	•	Stakes in Seadrill Seabras UK Limited (“Seabras”) and Archer Limited (“Archer”) to be turned over to holders of the NSNs
	•	Application of secured cash at IHCo to be discussed	•	$59mm of Cash at NSNCo to be distributed to holders of the NSNs
			•	Stakes in Seadrill Partners (“SDLP”) and SeaMex to be retained by Seadrill

Transaction Structure	•	Transfer 100% of the equity in NSNCo to a newly incorporated SPV (“NewCo”) wholly owned by noteholders	•	NewCo structure conceptually acceptable to Seadrill subject to due diligence on details on change-of-control provisions in JV agreements, customer contracts and financing documents
	•	Release (or transfer to NewCo) all intercompany claims owing by NSNCo and its subsidiaries to IHCo, RigCo and their subsidiaries	•	If waivers of above provisions cannot be obtained, alternative structures will need to be considered
	•	Each noteholders’ equity holding of NewCo will be pro rata to their holding of the NSNs on the effective date	•	Stakes in Seabras and Archer only to be transferred to NewCo or alternative structure
	•	The NSNs shall maintain all existing first ranking security within the NSNCo Group	•	Release of all indebtedness under the NSN indenture
	•	Governance of NewCo to be agreed

NSN Claims at Seadrill and RigCo	•	Release by the holders of the NSNs of all existing guarantees and security and claims with respect to Seadrill Limited and its subsidiaries (including IHCo and RigCo and their respective subsidiaries)	•	Agreed

Management Agreements	•	Management and employment agreements with the Seadrill Group to be on market terms to reflect the new ownership structure and market conditions	•	To be discussed

Implementation	•	To be implemented consensually under the terms of the existing Finance Documents or utilizing a Bermudan Scheme of Arrangement	•	Potential implementation using Chapter 11 process or Bermudan Scheme of Arrangement

Source: Seadrill New Finance Limited In Principle Proposal (May 21, 2020)
CONFIDENTIAL | SUBJECT TO FRE 408 & ITS EQUIVALENTS	3